Exhibit 99.2
GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2021
Seoul, South Korea, March 31, 2022 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2021 were KRW 288,258 million (US$ 242,521 thousand), representing a 25.9% increase from KRW 228,996 million for 2020.
Online game revenue decreased by 20.4% to KRW 30,176 million (US$ 25,388 thousand) in 2021 from KRW 37,917 million in 2020. The decrease resulted largely from the decrease in revenues from Ragnarok Online in Thailand and Korea.
Mobile game revenue for 2021 was KRW 256,918 million (US$ 216,154 thousand), representing a 34.6% increase from KRW 190,926 million for 2020. This increase was mainly due to increased revenues from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021 and Ragnarok Origin which was launched in Japan on June 28, 2021 and such increase was partially offset by decreased revenues from Ragnarok Origin in Korea and Ragnarok M: Eternal Love.
Other revenue was KRW 1,164 million (US$ 979 thousand) in 2021, representing a 662.5% increase from KRW 153 million in 2020.
Cost of revenues was KRW 141,815 million (US$ 119,314 thousand) in 2021, representing a 18.9% increase from KRW 119,227 million in 2020. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok X: Next Generation.
As a result of the foregoing factors, gross profit for 2021 was KRW 146,443 million (US$ 123,207 thousand), representing a 33.4% increase from KRW 109,769 million for 2020.
Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increased 28.6% to KRW 68,269 million (US$ 57,437 thousand) in 2021 compared with KRW 53,094 million in 2020. This increase in SG&A was mostly attributable to increased advertising expenses, commission paid, and research and development expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 78,174 million (US$ 65,770 thousand) in 2021, compared to an operating income of KRW 56,675 million in 2020.
Non-operating Income and Non-operating Expenses
Non-operating income for 2021 was KRW 14,372million (US$ 12,091 thousand) compared with non-operating expenses KRW 1,625 million in 2020. The increase in non-operating income was primarily due to increased dividend income.
Profit before income tax for 2021 was KRW 92,546 million (US$ 77,861 thousand), compared with profit before income tax of KRW 55,050 million in 2020.
Gravity recorded a net income of KRW 64,733 million (US$ 54,462 thousand) in 2021 compared with a net income of KRW 39,417 million in 2020.
The balance of cash and cash equivalents and short-term financial instruments was KRW 174,602 million (US$ 146,899 thousand) as of December 31, 2021.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as quoted by the Federal Reserve Bank of New York.